

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2021

Dave Wentz
Chief Executive Officer
Direct Selling Acquisition Corp.
5800 Democracy Drive
Plano, TX 75024

Re: Direct Selling Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted July 16, 2021
CIK No. 0001871745

Dear Mr. Wentz:

We have conducted a limited review of your draft registration statement.

Draft Registration Statement on Form S-1 Submitted July 16, 2021

General

1. We have completed our review of the warrant agreement filed as Exhibit 4.4 to your draft registration statement and have no comments. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

 You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David A. Sakowitz